Exhibit (a)(5)(d)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SHELLEY WILLNER, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)	Civil Action No. ______
)
v.	)
)
WEBSENSE, INC., JOHN B. CARRINGTON,	)
CHARLES M. BOESENBERG, BRUCE T.	)
COLEMAN, JOHN MCCORMACK, JOHN F.	)
SCHAEFER, MARK S. ST.CLARE, GARY	)
E. SUTTON, PETER C. WALLER,	)
TOMAHAWK ACQUISITION, LLC,	)
TOMAHAWK MERGER SUB, INC. and	)
VISTA EQUITY PARTNERS FUND IV, L.P.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Shelley Willner (“Plaintiff”), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of Websense, Inc. (“Websense” or the “Company”) against the members of Websense’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to affiliates of Vista Equity Partners Fund, IV, L.P. (“Vista Equity”) by means of an unfair process and for an unfair price.

2. Websense is a global provider of unified Web, email, mobile and data security solutions designed to protect an organization’s data and users from external and internal threats. The Company’s customers deploy its software solutions on standard servers or other information technology hardware, including its optimized appliances, as a software-as-a-service (otherwise referred to as a cloud-based or “Cloud” service) offering, or in a hybrid hardware/Cloud configuration.

3. On May 20, 2013, Vista Equity and the Company announced a definitive agreement under which Vista Equity, through Vista Equity’s wholly-owned subsidiaries Tomahawk Acquisition LLC (“Tomahawk”) and Tomahawk Merger Sub, Inc. (“Merger Sub”) (together, the “Vista Equity Buyers”), have commenced a tender offer to acquire all of the outstanding shares of Websense for $24.75 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at more than $900 million. The tender offer commenced on May 28, 2013, and unless extended, is scheduled to expire at 9:00 a.m. New York City time on Tuesday, June 25, 2013.

4. The Board members haveF breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given Websense’s recent strong performance as well as its future growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company.

5. Furthermore, the Proposed Transaction is the result of a materially deficient sales process in which the Board unduly focused on reaching a quick deal with a financial buyer rather than taking the time to engage in substantive negotiations with all interested parties. Although the sales process had only begun in early-March 2013, by May 19, the Board agreed to the Proposed Transaction, dismissing all other interested parties, one of which had indicated a valuation range of the Company with a high of $15.00 per share, and several of which were anticipated to provide indications of interest on June 3.

6. While the Proposed Transaction is not in the interest of shareholders, the Company’s officers and directors stand to gain unique benefits from the deal. First, senior management is expected to retain their positions in the post-transaction company. Additionally, all unvested stock options and restricted stock units currently held by the Company’s officers and directors will automatically vest upon consummation of the Proposed Transaction.

7. Despite these benefits, the Board made no efforts to form a special committee to police negotiations with Vista, allowing management to run unfettered discussions. The Board also selected a materially conflicted financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), which has performed various services for Vista Equity over the past two years for which it received approximately $30 million.

8. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated May 19, 2013 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers other than those who fit the strict definition of an “Excluded Party”; (ii) a provision that provides the Vista Equity Buyers with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay the Vista Equity Buyers a termination fee of $17.2 million if the termination is in connection with a superior proposal made by an Excluded Party prior to the “Excluded Party Deadline,” and a termination fee of $34.5 million in order to enter into a transaction with a superior bidder after the Excluded Party Deadline. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Websense.

9. In addition, on May 29, 2013, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

10. The Individual Defendants have breached their fiduciary duties of loyalty and due care, and Websense, Vista Equity, Tomahawk and Merger Sub have aided and abetted such breaches by Websense’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

11. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Websense.

12. Defendant Websense is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 10240 Sorrento Valley Road, San Diego, California 92121.

13. Defendant John McCormack (“McCormack”) has been the Chief Executive Officer (“CEO”) of the Company since January 2013, and a director of the Company since January 2013.

14. Defendant John B. Carrington (“Carrington”) has been a director of the Company since 1999.

15. Defendant Charles M. Boesenberg (“Boesenberg”) has been a director of the Company since January 2013.

16. Defendant Bruce T. Coleman (“Coleman”) has been a director of the Company since 1998.

17. Defendant John F. Schaefer (“Schaefer”) has been a director of the Company since 2001.

18. Defendant Mark S. St.Clare (“St.Clare”) has been a director of the Company since 2002.

19. Defendant Gary E. Sutton (“Sutton”) has been a director of the Company since 1999.

20. Defendant Peter C. Waller (“Waller”) has been a director of the Company since 2001.

21. Defendants referenced in ¶¶ 13 through 20 are collectively referred to as the Individual Defendants and/or the Board.

22. Defendant Vista Equity is a Delaware limited partnership owned by Vista Equity Partners, and is a private equity firm that focuses on investing in software, data, and technology-enabled businesses, with its headquarters located at 150 California Street, 19th Floor, San Francisco, California 94111.

23. Defendant Tomahawk is a Delaware limited liability company, wholly owned by Vista Equity that was created for the purposes of effectuating the Proposed Transaction.

24. Defendant Merger Sub is a Delaware corporation, wholly owned by Tomahawk that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of Websense common stock, the announcement of the Proposed Transaction (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of May 18, 2013, 36.6 million shares of common stock were represented by the Company as outstanding.

28. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Have the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii) Whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv) Have Websense, Vista Equity, Tomahawk, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v) Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

32. Websense is a global provider of unified Web, email, mobile, and data security solutions designed to protect an organization’s data and users from external and internal threats. The Company’s customers deploy its software solutions on standard servers or other information technology hardware, including its optimized appliances, as a software-as-a-service offering, or in a hybrid hardware/Cloud configuration. Websense’s products and services are sold worldwide to provide content security to enterprise customers, small and medium sized businesses, public sector entities, and Internet service providers through a network of distributors, valueadded resellers and original equipment manufacturers.

33. Although the Company experienced softening in the global economy that negatively impacted its financials and share price during the first half of 2012, demand for the Company’s technology and the successful implementation of strategic initiatives caused the Company’s financials and stock price to begin to resurge in the second half of 2012.

34. On October 23, 2012, the Company announced its third quarter financial results, with then-CEO Gene Hodges revealing the Company’s swift recovery in international markets and the market’s strong need for Websense’s products in the future:

In the third quarter, we had double-digit growth in sales to new customers and we started to see a recovery in our international sales territories, with sales outside the U.S. growing by 14 percent . . . Looking ahead, we see good opportunities to upgrade our customers and increase new customer sales. The need and awareness for content security is increasing, and security experts recognize we have the best solutions to protect against data theft and advanced attacks.

35. Websense’s success continued as the year came to a close, with the Company announcing record fourth quarter billings primarily driven by the Company’s innovative TRITON software. As stated by McCormack in a January 29, 2013 press release announcing these results:

Our record fourth quarter billings demonstrate the success of our strategic initiatives and the Websense ® TRITON platform. The strength in the quarter was driven by a 23 percent year-over-year increase in TRITON solution billings and double-digit year-over-year growth in new customer sales. These results confirm the traction we have established in the content security market as we evolve our web, email, mobile and data security solutions. Looking to the future, we are focused on continued growth, consistent execution, and extension of the TRITON platform ecosystem through strategic partnerships.

36. During an analyst conference call on January 30, 2013, Websense’s Chief Financial Officer, Michael A. Newman, predicted growth for the Company through the end of 2013. Specifically, he stated:

[The Company] expect[s] revenue in the range of $84 million to $87 million for the first quarter. . . .. After the first quarter, [the Company]

expect[s] sequential increases in revenue of approximately 1% to 2% for the second and third quarters, as our billings growth converts to revenue growth and then trend up 5% to 6% sequential growth in the fourth quarter. Full year 2013 revenues are expected in the range of $351 million to $361 million.

37. Websense continued to grow in the first quarter of 2013. As defendant McCormack stated in a press release on April 25, 2013, “[The Company’s] first quarter results reflect the continued strength of [the Company’s] Websense TRITON solutions, which increased 11.6 percent year-over-year and represented 67% of [the Company’s] total billings in the quarter[.]” In fact, Websense achieved $87.5 million in revenues in the first quarter, exceeding the guidance presented during the January 30 conference call.

38. During an analyst conference call on April 25, 2013, defendant McCormack stated:

[The Company’s] first quarter billings grew 1.5%, with cash flow from operations growing 30% compared to the year-ago period. [The Company’s] Q1 revenue and non-GAAP EPS were each above our guidance ranges, driven by solid pricing discipline in the subscriptions that we sold in the quarter, combined with early linearity of sales in the quarter.

McCormack then reiterated the fullyear guidance that the Company announced during the January 30 conference call.

39. Websense is in an industry that is expected to continue to grow steadily. According to an article posted on entrepreneur.com on April 18, 2013 entitled Fertile Ground for Startups: 10 Sectors of the $207 Billion Cyber-Security Industry Poised to Take Off, “the cyber-security industry is expected to expand by 7.7% annually, reaching $285.9 billion in revenue by 2018[.]”

40. Even within the growing cyber-security industry, Websense is well-positioned to succeed. As defendant McCormack stated during the January 30 conference call, the Company’s “TRITON products offer best-in-class solutions to new customers in highly contested selling environments[.]”

The Proposed Transaction is Unfair

41. In a press release dated May 20, 2013, the Company announced that it had entered into the Merger Agreement with Vista Equity pursuant to which Vista Equity, through the Vista Equity Buyers, would commence a tender offer to acquire all of the outstanding shares of the Company for $24.75 per share. The tender offer commenced on May 28, 2013, and unless extended, is scheduled to expire at 9:00 a.m. New York City time on Tuesday, June 25, 2013.

42. Given the Company’s recent strong performance, its positioning for growth, and the cyber-security industry’s overall growth prospects, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

43. The market has recognized this undervaluation, with shares of the Company steadily trading above the offer price since the announcement of the Proposed Transaction, reaching a high of $25.03 per share on May 23, 2013.

44. Indeed, even the financial analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, indicate that the Board has failed to procure adequate consideration for shareholders. Merrill Lynch’s Discounted Cash Flow Analaysis depicts implied per share equity value ranges of the Company’s stock with highs of $31.75 and $25.00. Likewise, Merrill Lynch’s Present Value of Future Stock Price Analysis resulted in an implied per share equity value range of the Company’s stock with a high of $25.00.

45. Vista Equity is seeking to acquire the Company at the most opportune time, at a time when the Company is positioned for tremendous growth.

The Company’s Directors and Officers are Receiving Unique Benefits

46. Rather than negotiate a transaction that was in the best interests of Websense’s shareholders, the Company’s executive officers were acting to better their own personal interests through the Proposed Transaction.

47. First, as reported in a May 20, 2013 Company press release, “Websense senior management is expected to continue with the company” after closing of the Proposed Transaction.

48. Additionally, all unvested stock options and restricted stock units currently held by the Company’s officers and directors will automatically vest upon consummation of the Proposed Transaction. The compensation these officers and directors will receive as a result of such vesting can be seen in the chart below:

Officer/Director	Compensation To Be Received From Unvested Stock Options ($)	Compensation To Be Received From Unvested Restricted Stock Units ($)
John McCormack	3,135,963	3,870,573
Michael A. Newman	1,175,684	2,415,341
Didier Guibal	973,569	1,526,780
Russ Dietz	2,427,750	247,400
Christian Waage	943,440	216,475
John B. Carrington	--	4,453
Charles M. Boesenberg	--	8,313
Bruce T. Coleman	--	4,453
John F. Schaefer	--	4,453

Mark St.Clare	--	4,453
Gary E. Sutton	--	4,453
Peter C. Waller	--	4,453

49. Thus, while the Proposed Transaction is not in the best interest of Websense’s shareholders, it will produce lucrative benefits for the Company’s officers and directors.

The Materially Deficient Sales Process

50. Additionally, the Proposed Transaction is the result of a materially deficient sales process in which the Board members unduly focused their efforts on reaching a deal expediently with a financial buyer rather than a broad canvass that included strategic buyers and that would increase the potential to maximize shareholder value.

51. In early March 2013, several private equity funds contacted management to express an interest in acquiring the Company, with Vista Equity following suit on April 1. In early April the Board determined to solicit the interest of only a “limited number” of additional financial sponsors, expressly deciding against running any market check with respect to potential strategic buyers.

52. Despite being advised on April 18, 2013 that Merrill Lynch likely had a conflict of interest with regards to many, if not all, of the financial sponsors partaking in the sales process, the Board quickly dismissed such conflicts, retaining Merrill Lynch as the Company’s financial advisor, and failing to engage a second non-conflicted financial advisor for the purposes of drafting a fairness opinion with respect to the Proposed Transaction despite the fact that Merrill Lynch has performed various services for Vista Equity over the past two years for which it received approximately $30 million dollars.

53. Additionally, the Board made no efforts to oversee management’s negotiations with these financial buyers. Although the Recommendation Statement does not disclose when Vista Equity made its desire to retain management clear, it does disclose that Vista Equity’s April 29, 2013 indication of interest requested access to the Company’s management. Even after this, the Board failed to create any special committee to oversee the sales process, allowing the conflicted management and Merrill Lynch to run negotiations unfettered.

54. In early May, after receiving an inbound expression of interest from a strategic buyer, the Board made a belated effort to solicit a mere 3 strategic parties to gauge their interest in participating in the strategic review process. On May 8, 2013, an additional strategic acquirer, dubbed Strategic H, contacted Merrill Lynch to express its interest in partaking in the sales process.

55. As the process continued, it began to sharply favor Vista Equity and its promised benefits for management. On May 9, 2013, the Company instructed all interested parties to submit binding written proposals to acquire the Company by June 3, 2013. Vista Equity responded on May 16, 2013 with an offer that it would soon rise to the Proposed Transaction offer price, and which came with a May 20, 2013 expiration date.

56. On May 18, 2013, Strategic H submitted an indicative proposal to acquire Websense at a range of $23.00-$25.00 per share, and a certain financial buyer, dubbed

Fund F, submitted a bid of $21.75 per share, a price Fund F indicated it was able to increase. Despite the high end of Strategic H’s range being $1.25 more per share than Vista Equity’s offer, Fund F’s willingness to increase its offer price, and other financial buyers poised to submit indications of interest on June 3, 2013, the Company remained focused on reaching a deal with Vista.

57. On May 19 2013, ignoring the interest of other potential acquirers, the Board rushed to sign the Merger Agreement with Vista Equity before the stated May 20, 2013 deadline. Although the Merger Agreement allows the Company to negotiate with parties that have submitted bids to acquire the Company and who are actively engaged in negotiations with the Company until June 7, 2013, the Company’s opportunities for real negotiations are restrained by restrictive deal protection devices discussed in detail below. As of the date of the Recommendation Statement, Strategic H had removed itself from the sales process rather than negotiate under the Merger Agreement’s restrictions.

58. As such, the Board chose to disregard shareholder interest, focusing on reaching a quick deal that procured management benefits rather than on engaging in thorough negotiations with all interested parties in pursuit of a transaction that would maximize shareholder value.

The Preclusive Deal Protection Devices

59. The Proposed Transaction is also unfair because as part of the Merger Agreement, defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

60. The Merger Agreement contains a strict “no shop” provision that prohibits the Board from solicitation of alternative acquisition proposals or business combinations.

61. Specifically, Section 5.3(b) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Vista Equity. Section 5.3(b) demands that the Company terminate any and all prior or ongoing discussions with other potential acquirers except for those who meet the strict definition of an Excluded Party. The Merger Agreement defines an Excluded Party as a party that both has made an acquisition proposal to acquire the Company prior to the date of the Merger Agreement, and is currently actively engaged in discussions or negotiations with respect to such acquisition proposal which could reasonably be expected to result in an offer superior to the Proposed Transaction. Section 5.3(b) provides that the Company may only continue discussions and negotiations with any Excluded Party until 11:59 p.m. on June 7, 2013 (the “Excluded Party Deadline”).

62. The Merger Agreement also contains a “matching rights” provision, whereby the Company must promptly notify Vista Equity should it receive an unsolicited competing acquisition proposal. Pursuant to Section 5.3(d) of the Merger Agreement, the Company must notify Vista Equity of the bidder’s identity and the terms of the bidder’s offer within 24 hours. Thereafter, if the Board determines that the competing acquisition proposal constitutes a “Superior Offer,” Section 6.1(b)(i) requires the Board to grant Vista Equity four business days to amend the terms of the Merger Agreement or make a new proposal to make a counteroffer that the Company must consider in determining whether the competing bid still constitutes a “Superior Offer.” This severely limits the opportunity for a potential purchaser to emerge, and prevents the Board members from properly exercising their fiduciary duties.

63. The Merger Agreement also provides that the Company must pay the Vista Equity Buyers a termination fee of $17.2 million if the termination is in connection with a superior proposal made by an Excluded Party prior to the Excluded Party Deadline, and a termination fee of $34.5 million in order to enter into a transaction with a superior bidder after the Excluded Party Deadline. These substantial termination fees will ensure that no competing offer will appear, as any competing bidder would essentially pay a premium for the right to provide the shareholders with a superior offer.

64. Vista Equity is also the beneficiary of a “Top-Up” provision that ensures that Vista Equity gains the shares necessary to effectuate a shortform merger. Pursuant to the Merger Agreement, if Vista Equity receives 90% of the shares outstanding through its tender offer, it can effect a shortform merger. In the event Vista Equity fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Vista Equity an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

65. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The False and Misleading Recommendation Statement

66. On May 29, 2013, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

67. The Recommendation Statement fails to disclose the fees Merrill Lynch has received from the Company for services rendered during the past two years.

68. The Recommendation Statement fails to disclose various material aspects of Merrill Lynch’s financial analyses. These aspects include:

(a) With respect to the Selected Publically Traded Companies Analysis: the criteria used to select each company utilized in the analysis; the multiples observed for each company utilized in the analysis; and the method by which Merrill Lynch selected ranges of calendar year 2014 EV/FCF multiples of 9.5x to 11.5x and calendar year 2014 P/E multiples of 12.0x to 14.5x ;

(b) With respect to the Selected Precedent Transactions Analysis: the criteria used to select each transaction utilized in the analysis; the consideration and premiums paid for each transaction utilized in the analysis; and the multiples observed for each transaction utilized in the analysis;

(c) With respect to the Present Value of Future Stock Price Analysis: the reason for which Merrill Lynch only performed this analysis with respect to 2015 and 2016;

(d) With respect to the Discounted Cash Flow Analysis: the calculations of the weighted average cost of capital analysis utilized to calculate the discount rate range; and

(e) With respect to the Selected Premiums Paid Analysis: the transactions utilized in the analysis; the criteria used to select each transaction utilized in the analysis; and the consideration and premiums paid for each transaction utilized in the analysis.

69. The Recommendation Statement also fails to disclose various material aspects of the sales process. These aspects include:

(a) The date on which Vista Equity made its intention to retain management known;

(b) The reason for which the Board did not create a special committee to oversee the sales process;

(c) The criteria used to select the “limited number” of financial sponsors the Board authorized Merrill Lynch to contact on April 2, 2013 and the potential synergies these sponsors’ portfolio companies were believed to have with the Company;

(d) The reasons for which on April 18, 2013, the Board determined that Merrill Lynch’s relationships with the financial sponsors in the sales process would not adversely affect Merrill Lynch’s services to the Board or impact Merrill Lynch’s ability to provide independent advice;

(e) The non-binding indications received from each bidder on April 29, 2013;

(f) The reason for which the Board determined to wait until May 3 to begin soliciting potential strategic acquirers, who was responsible for selecting the strategic parties solicited, and the date on which the Board received an “in-bound expression of interest” from one of the parties solicited;

(g) The content of discussions held between Websense’s management and Vista Equity during a dinner on May 8 or 9, 2013; and

(h) The reasons for which on May 19, 2013 the Board believed that Fund F would not be willing to materially increase its offer price.

70. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

71. Plaintiff repeats all previous allegations as if set forth in full herein.

72. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care and loyalty owed to the public shareholders of Websense and have acted to put their personal interests ahead of the interests of Websense shareholders.

73. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize Websense’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

74. The Individual Defendants have breached their fiduciary duties of loyalty and due care owed to the shareholders of Websense because, among other reasons:

(a) they failed to take steps to maximize the value of Websense to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Websense; and

(c) they agreed to unreasonable deal protection devices.

75. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Websense’s assets and will be prevented from benefiting from a value-maximizing transaction.

76. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

77. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty—Disclosure

(Against Individual Defendants)

78. Plaintiff repeats all previous allegations as if set forth in full herein.

79. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Websense’s shareholders.

80. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

81. As a result, Plaintiff and the Class members are being harmed irreparably.

82. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Websense, Vista Equity, and the Vista Equity Buyers)

83. Plaintiff repeats all previous allegations as if set forth in full herein.

84. As alleged in more detail above, defendants Websense, Vista Equity, and the Vista Equity Buyers have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

85. As a result, Plaintiff and the Class members are being harmed.

86. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: May 31, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP

Shane T. Rowley

30 Broad Street, 24th Floor

New York, NY 10004

(212) 363-7500

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